FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 01 June 2005.

2.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324 / 329”, dated 01 June 2005.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 June 2005.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 June 2005.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 June 2005.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 June 2005.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 June 2005.

8.	Press release entitled, “AstraZeneca refutes EC’s findings in Losec dominance case and appeals decision”, dated 15 June 2005.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 June 2005.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 June 2005.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 June 2005.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 June 2005.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 June 2005.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 June 2005.

15.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324 / 329”, dated 30 June 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	5 July 2005	By:	/s/ G H R Musker

			Name:	G H R Musker
			Title:	Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 May 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2342 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,626,340,778.

G H R Musker
Company Secretary
1 June 2005

Item 2

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that options granted over the Company’s USD0.25 Ordinary Shares to the following Directors under the AstraZeneca Savings-Related Share Option Scheme, having not been exercised during the six-month exercise period, lapsed on 1 June 2005.

	Number of
	shares over	Exercise		Total number of
Name of	which option	price per	Period when	shares under
Director	was held	share	exercisable	option

Sir Tom McKillop	130	2971p	01.12.04-31.5.05	678,481

J R Symonds	195	2971p	01.12.04-31.5.05	312,558

J S Patterson	447	2264p	01.12.04-31.5.05	196,635

G H R Musker
Company Secretary
1 June 2005

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 June 2005, it purchased for cancellation 550,000 ordinary shares of AstraZeneca PLC at a price of 2337 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,625,790,778.

G H R Musker
Company Secretary
2 June 2005

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 June 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2327 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,625,040,778.

G H R Musker
Company Secretary
6 June 2005

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 June 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2315 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,624,440,778.

G H R Musker
Company Secretary
7 June 2005

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 June 2005, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2306 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,623,541,370.

G H R Musker
Company Secretary
8 June 2005

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 June 2005, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2300 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,622,841,370.

G H R Musker
Company Secretary
10 June 2005

Item 8

ASTRAZENECA REFUTES EC’S FINDINGS IN LOSEC
DOMINANCE CASE AND APPEALS DECISION

AstraZeneca announced today that it does not accept the European Commission’s decision that it infringed Article 82 EC during the marketing of Losec (omeprazole) in the 1990s, and will appeal the decision to fine the company 60 million Euros to the Courts.

In AstraZeneca’s view, the analysis by the Commission in reaching this decision does not take into account the substantial evidence submitted by the company with regard to the use of Losec as just one of the treatments available for treatment of stomach acid disorders.

AstraZeneca contends that it acted in good faith and did not make misleading misrepresentations to Patent Offices or Courts to obtain supplementary protection certificates (SPCs) for Losec. Indeed this matter was so unclear that it was ultimately decided by the European Court of Justice after several years of legal argument. The Court’s judgment recognised the difficulty in interpretation of the SPC Regulation and had no criticism of the Company.

In addition, AstraZeneca will argue in its appeal against the decision that amongst other matters:

•	companies are entirely within their rights to withdraw products; to introduce new products; and to deal with product registrations as may be necessary. In this case the new Losec (MUPS) tablet formulation in fact offers benefits over the previous formulation. Moreover the Commission fails to recognise that in any event generic companies could have obtained their own registrations of omeprazole on the basis of the extensive published literature already available at that time.

•	The Commission has failed to analyse properly the crucial issue of relevant market and the definition of dominance in the pharmaceutical industry. The Commission’s interpretation in this case could mean that any innovative product may be considered dominant retrospectively and hence subject to the ‘special responsibility’ of a dominant company. This could impose unnecessary additional burdens which will adversely affect industry competitiveness, contrary to the express aspirations of the Commission in particular in relation to the ‘Lisbon’ agenda.

This is a technically and legally complex case and AstraZeneca fundamentally disagrees with DG Competition’s findings. AstraZeneca will challenge the Commission’s decision and appeal the case because of the important negative impact on future competitiveness that this narrow analysis of dominance will have on innovative industry in Europe.

A background brief on the case is available at www.astrazeneca.com

15 June 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087Ends

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 June 2005, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2263 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,621,947,036.

G H R Musker
Company Secretary
16 June 2005

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 June 2005, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2248 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,621,053,036

G H R Musker
Company Secretary
17 June 2005

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 June 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2260 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,620,253,036.

G H R Musker
Company Secretary
20 June 2005

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 June 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2280 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,619,453,036.

G H R Musker
Company Secretary
21 June 2005

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 June 2005, it purchased for cancellation 1,250,000 ordinary shares of AstraZeneca PLC at a price of 2271 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,618,848,668.

G H R Musker
Company Secretary
24 June 2005

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 June 2005, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2262 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,617,955,937.

G H R Musker
Company Secretary
30 June 2005

Item 15

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 29 June 2005 the following Directors of AstraZeneca PLC were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Target number of shares awarded	Award price per share	Normal vesting date	Total interest in shares after this award	Percentage of shares in issue

Sir Tom McKillop	104,417	2241p	29 June 2008	197,032	0.012%

J R Symonds	47,723	2241p	29 June 2008	59,250	0.004%

J S Patterson	41,945	2241p	29 June 2008	42,448	0.003%

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM on 28 April 2005. Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2005 to 31 December 2007.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies. The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met. A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Notice of AGM 2005 which is available on the Company’s website www.astrazeneca.com.

David R. Brennan, a Director of the Company, who is not included in this award, was granted an award of shares under the terms of the AstraZeneca US Executive Performance Share Plan in March 2005 as previously announced.

G H R Musker
Company Secretary
30 June 2005